Exhibit 99.1

Burcon Sets Fourth Quarter and Fiscal Year 2013 Conference Call for June 25, 2013 at 5:00 p.m. ET

Vancouver, British Columbia, June 18, 2013 — Burcon NutraScience Corporation (TSX:BU, NASDAQ:BUR), a leader in functional, renewable plant proteins, will hold a conference call on Tuesday, June 25, 2013 at 5:00 p.m. Eastern time to discuss its results for the fourth quarter and year ended March 31, 2013. Financial results will be announced in a news release prior to the call.

Burcon’s president and COO, Johann F. Tergesen, will host the presentation, followed by a question and answer period.

Date: Tuesday, June 25, 2013
Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)
Participant Dial-in Number: 1-416-695-7806
North American Toll-free: 1-888-789-9572
International Toll-free: 1-800-4222-8835
Conference ID#: 5844025

A replay of the call will be available after 8:00 p.m. Eastern time on the same day through July 23, 2013.

Toll-free Relay Dial-in: 1-800-408-3053
International Replay: 1-905-694-9451
Replay Passcode: 3509230

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President & Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
John MacLennan
Managing Director
Liolios Group Inc.
Tel (416) 644.8688
 john@liolios.com